Interim MD&A – Quarterly Highlights (the “Quarterly Highlights”)
For the three and six month periods ended June 30, 2018

Dated: August 23, 2018

INTRODUCTION

The following Management Discussion & Analysis – Quarterly Highlights (“Quarterly Highlights”) of CGX Energy Inc. (the “Company” or "CGX") has been prepared to provide material updates to the business operations, liquidity and capital resources of the Corporation since its last management discussion & analysis, being the Management Discussion & Analysis (“Annual MD&A”) for the fiscal year ended December 31, 2017. This Quarterly Highlights does not provide a general update to the Annual MD&A, or reflect any non-material events since date of the Annual MD&A.

This Quarterly Highlights has been prepared in compliance with the requirements of section 2.2.1 of Form 51-102F1, in accordance with National Instrument 51-102 – Continuous Disclosure Obligations. This discussion should be read in conjunction with Annual MD&A, the audited consolidated financial statements of the Company for the years ended December 31, 2017 and 2016 and the unaudited condensed interim consolidated financial statements for the three and six month periods ended June 30, 2018 and 2017, together with the notes thereto. Results are reported in Canadian dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results for the three and six month periods ended June 30, 2018 are not necessarily indicative of the results that may be expected for any future period. Information contained herein is presented as at August 23, 2018 unless otherwise indicated.

The unaudited condensed interim consolidated financial statements for the three and six month periods ended June 30, 2018 and 2017, have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the IFRS Interpretations Committee. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Standard 34, Interim Financial Reporting.

For the purposes of preparing this Quarterly Highlights, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of CGX’s common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

ADDITIONAL INFORMATION

Additional information is accessible at the Company’s website www.cgxenergy.com or through the Company’s public filings available on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Quarterly Highlights includes "forward-looking statements", within the meaning of applicable securities legislation, which are based on the opinions and estimates of management and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “budget”, “plan”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, ”believe“ and other similar words suggesting future outcomes or statements regarding an outlook. Such risks and uncertainties include, but are not limited to, risks associated with the offshore and onshore oil and gas industry (including operational risks in exploration development and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections in relation to production, costs and expenses; the uncertainty surrounding the ability of CGX to obtain all permits, consents or authorizations required for its operations and activities; and health safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations, the risk of CGX not being able to fund the capital and operating expenses necessary to achieve its business plan, the uncertainty associated with commercial negotiations and negotiating with foreign governments and risks associated with international business activities, as well as those risks described in public disclosure documents filed by CGX. The ability of the Company to carry out its business plan is primarily dependent upon the continued support of its shareholders, the discovery of economically recoverable reserves and the ability of the Company to obtain financing to develop such reserves. Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in securities of CGX should not place undue reliance on these forward-looking statements. Statements in relation to “reserves” and “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

Although the forward-looking statements contained in this MD&A are based on assumptions that management believes to be reasonable, the Company cannot assure investors that actual results will be consistent with these forward-looking statements.

Readers are cautioned that the foregoing lists of risks, uncertainties and other factors are not exhaustive. The forward-looking statements contained in this Quarterly Highlights are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or in any other documents filed with Canadian securities regulatory authorities, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. The forward-looking statements are expressly qualified by this cautionary statement.

Boe Conversion

The term “boe” is used in this MD&A. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of cubic feet to barrels is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In this MD&A we have expressed boe using the conversion standard of 6.0 Mcf: 1 bbl.

Prospective Resources

Readers should give attention to the estimates of individual classes of resources and appreciate the differing probabilities of recovery associated with each class. Estimates of remaining recoverable resources (unrisked) include Prospective Resources that have not been adjusted for risk based on the chance of discovery or the chance of development and Contingent Resources that have not been adjusted for risk based on the chance of development. It is not an estimate of volumes that may be recovered. Actual recovery is likely to be less and may be substantially less or zero.

Prospective Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective Resources have both an associated chance of discovery and a chance of development. Prospective Resources are further subdivided in accordance with the level of certainty associated with recoverable estimates, assuming their discovery and development, and may be sub-classified based on project maturity. There is no certainty that any portion of the resources will be discovered and they would be technically and economically viable to recover. If discovered, there is no certainty that any discovery will be technically or economically viable to produce any portion of the resources.

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Three and six month period ended June 30, 2018

Recent Highlights

Highlights of the Company’s recent activities to date include the following:

•

On August 10, 2018, at a naming ceremony held in Georgetown, Guyana presided by the Indigenous Peoples of that country, the Company announced that its latest prospect on its Corentyne Petroleum Prospecting Licence (“PPL”) will be named Utakwaka, meaning New day or New Dawn.

•

On April 25, 2018, the Company entered into an amended and restated bridge loan facility (the “Bridge Loan III”) pursuant to the non-binding letter of intent signed on April 5, 2018. The initial expiration date of the amended and restatement facility was July 31, 2018. Subsequent to June 30, 2018, the Company was able to secure an extension on the expiration date to October 31, 2018.

•

On April 5 2018, the Company entered into a non-binding letter of intent for an amendment to the Bridge Loan III with Frontera Energy Corporation (formerly Pacific Exploration and Production Corp.) (“Frontera”), whereby, beginning April 5, 2018 the Company was able to draw down an additional $8,530,867 under the Bridge Loan III facility up to a total of $14,139,229. As of August 23, 2018, the Company has drawn a total of $7,418,000 from the facility.

•

On December 15, 2017, the Company successfully renegotiated its work commitments under its Demerara, Corentyne and Berbice Petroleum Prospecting Licenses with the Government of Guyana. As part of the renegotiation, the Company relinquished 25% of the acreage of both the Corentyne and Demerara blocks to the Government of Guyana.

•

On April 26, 2017, the Company entered into Bridge Loan III with Frontera in the aggregate principal amount of up to $3,100,000. The Bridge Loan III is a non-revolving term facility. The Bridge Loan III accrues interest at an annual rate of 5% per annum and is currently repayable in full including all accrued interest on October 31, 2018. Frontera has the right to take the pledged security of shares of CGX’s subsidiaries in an event of default under the Bridge Loan III.

CORPORATE OVERVIEW AND OUTLOOK

CGX is an oil and gas exploration company headquartered in Toronto, Canada. CGX was incorporated in 1998 for the primary purpose of exploring for hydrocarbons in Guyana, South America. As at August 23, 2018, CGX holds an interest in three Petroleum Agreements (known as the Corentyne, Berbice and Demerara Blocks) covering approximately 11,005.2 km2 (approximately 9,748.2 net km2) offshore and onshore Guyana.

CGX has four direct subsidiaries: (i) CGX Resources Inc. (“CGX Resources”), a wholly-owned subsidiary, which is incorporated pursuant to the laws of Bahamas; (ii) ON Energy Inc. (“ON Energy”), a corporation subsisting under the laws of Guyana, 62% of the voting shares of which are owned by CGX; (iii) GCIE Holdings Limited, a wholly-owned subsidiary, which is incorporated pursuant to the laws of Barbados and owns 100% of the shares of Grand Canal Industrial Estates Inc. (“Grand Canal”), a corporation subsisting under the laws of Guyana; and (iv) CGX Energy Management Corp., a wholly owned subsidiary, which is incorporated pursuant to the laws of the State of Delaware, USA.

Carrying on Business in Guyana

The exploration activities of CGX are currently conducted in Guyana through its subsidiaries. The following description of carrying on business in Guyana is taken from publicly available information provided by the Guyana Office for Investment and is available at www.guyanaconsulate.com under the heading “Investment Guide”.

Guyana is situated on the northern coast of the South American continent. It is bound on the north by the Atlantic Ocean, on the east by Suriname, on the south-west by Brazil and on the north-west by Venezuela. Guyana's total area is approximately 215,000 km2, slightly smaller than Great Britain. Its coastline is approximately 4.5 feet below sea level at high tide, while its hinterland contains mountains, forests, and savannahs. This topography has endowed Guyana with its extensive network of rivers and creeks as well as a large number of waterfalls. Guyana is endowed with natural resources including fertile agricultural land and rich mineral deposits (including gold, diamonds and semi-precious stones, bauxite and manganese).

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Three and six month period ended June 30, 2018

Guyana is divided into three counties (Demerara, Essequibo and Berbice) and 10 administrative regions. Georgetown is the capital city of Guyana, the seat of government, the main commercial centre, and the principal port. In addition to Georgetown, Guyana has six towns of administrative and commercial importance which are recognized municipal districts; each has its own mayor, council and civic responsibilities.

The Co-operative Republic of Guyana is an independent republic headed by the president and National Assembly. Guyana is a member of the British Commonwealth of Nations, with a legal system based for the most part on British Common Law.

The Petroleum Regime in Guyana

Under the Guyana Petroleum Act of 1986, petroleum exploration in Guyana is executed by and subject to the approval of the Minister Responsible for Petroleum. Within Guyana, subsurface rights for minerals and petroleum are vested in the state.

The Guyana Geology & Mines Commission (“GGMC”) has been charged with the responsibility for managing the nation's mineral resources and is the statutory body responsible for administering Petroleum Agreements (“PAs”) and Petroleum Production Agreements (“PPLs”) for petroleum exploration in Guyana.

PAs may address the following matters: (i) granting of requisite licences; (ii) conditions to be included in the granting or renewal of such licences; (iii) procedure and manner with respect to the exercise of Ministerial discretion; and (iv) any matter incidental to or connected with the foregoing.

In order to obtain a PPL, the licencee must:

•	submit a prospecting licence application to the Minister Responsible for Petroleum, including a detailed annual work program and budget; and

•	agree to comply with licence conditions stipulated by the Minister Responsible for Petroleum, including conditions stipulated in the applicable governing PA.

A PA and an associated PPL enable the holder to conduct prospecting and exploration activities for petroleum on the subject property in accordance with the terms and conditions of such PA and PPL. A PPL is generally issued for an initial period not exceeding four years, and is renewable for up to two additional three-year periods. In the event of a discovery, the holder may apply for a 20 year PPL, renewable for a further 10 years.

CGX’s PAs and PPLs

Corentyne PA and PPL

On November 27, 2012, the Company was issued a new Corentyne PA and PPL covering 6,212 km2, the same area as the offshore portion of the former Corentyne PPL that had been issued on June 24, 1998. On December 15, 2017, the Company was issued an addendum to the November 27, 2012 PA. Under the terms of the addendum, the Company’s work commitments were modified and the Company relinquished 25% of the original contract area block, now covering 4,709 km2. Under the addendum to the PA, during the period November 27th, 2017 to November 27th, 2019, CGX Resources is required to drill one (1) exploration well. The Corentyne PPL is 100% owned by Resources. The summary terms of the addendum are as follows:

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Three and six month period ended June 30, 2018

Period	Phase	Exploration Obligation	Dates
First Renewal Period - 3 Years	Phase One - 12 Months	Commence planning to drill 1 exploration well (Completed)	Nov 27, 2016 - Nov 27, 2017

- At the end of phase one of the first renewal period, the Company shall elect either to relinquish the entire Contract Area except for any Discovery Area and the area contained in any Petroleum Production Licence or commit to the work programme in phase 2. (Company has commited to complete work in phase 2)

	Phase Two - 24 Months	Drill 1 exploration well	Nov 27, 2017 - Nov 27, 2019

- At the end of the first renewal period of three (3) years, the Company shall elect either to relinquish the entire Contract Area except for any Discovery Area and the area contained in any Petroleum Production Licence or relinquish twenty-five (25%) percent of the Contract Area and renew the Petroleum Prospecting Licence for a second period of three (3) years.

Second Renewal Period - 3 Years	Phase One - 12 Months	Complete additional seismic acquisition or reprocessing	Nov 27, 2019 - Nov 27, 2020

- At the end of phase one of the second renewal period, the Company shall elect either to relinquish the entire Contract Area except for any Discovery Area and the area contained in any Petroleum Production Licence or commit to the work programme in phase 2.

	Phase Two - 24 Months	Drill 1 exploration well	Nov 27, 2020 - Nov 27, 2022

- At the end of the second renewal period of three (3) years, the Company shall relinquish the entire Contract Area except for any Discovery Area, the area contained in any Petroleum Production Licence and any other portion of the Contract Area on which the Minister Responsible for Petroleum agrees to permit the Company to conduct further exploration activities.

Demerara PA and PPL

On February 12, 2013, the Company entered into the Demerara PA and PPL covering 3,975 km2, the same area of the former Annex PPL, which was a subset of the Company’s original Corentyne PA. On December 15, 2017, the Company was issued an addendum to the February 12, 2013 PA. Under the terms of the addendum, the Company’s work commitments were modified and the Company relinquished 25% of the original contract area block, now covering 3,001.2 km2. The Demerara PPL is 100% owned by Resources. The summary of terms of the addendum are as follows:

Period	Phase	Exploration Obligation	Dates
First Renewal Period - 3 Years	Phase One - 12 Months	Conduct additional data processing and planning for 1st exploration well (Conducted)	Feb 12, 2017 - Feb 12, 2018

- At the end of phase one (1) of the first renewal period, the Company shall elect either to relinquish the entire Contract Area except for any Discovery Area and the area contained in any Petroleum Production Licence or commit to the work programme in phase 2. (Company has commited to complete work in phase 2)

	Phase Two - 24 Months	Complete any additional processing and planning, and secure all regulatory approvals for the drilling of 1st exploration well	Feb 12, 2018 - Feb 12, 2020

- At the end of the first renewal period of three (3) years, the Company shall elect either to relinquish the entire Contract Area except for any Discovery Area and the area contained in any Petroleum Production Licence or relinquish twenty-five (25%) percent of the Contract Area and renew the Petroleum Prospecting Licence for a second period of three (3) years.

Second Renewal Period - 3 Years	Phase One - 12 Months	Drill 1 exploration well	Feb 12, 2020 - Feb 12, 2021

- At the end of phase one of the second renewal period, the Company shall elect either to relinquish the entire Contract Area except for any Discovery Area and the area contained in any Petroleum Production Licence or commit to the work programme in phase 2.

	Phase Two - 24 Months	Drill 1 exploration well	Feb 12, 2021 - Feb 12, 2023

- At the end of the second renewal period of three (3) years, the Company shall relinquish the entire Contract Area except for any Discovery Area, the area contained in any Petroleum Production Licence and any other portion of the Contract Area on which the Minister Responsible for Petroleum agrees to permit the Company to conduct further exploration activities.

Quarterly Highlights	Page 5 of 14
Three and six month period ended June 30, 2018

Berbice PA and PPL

On February 12, 2013, ON Energy entered into the Berbice PA and PPL covering 3,295 km2, the same area as the former Berbice PA issued on October 1, 2003, combined with the onshore portion of the Company’s former Corentyne PA. On December 15, 2017, the Company was issued an addendum to the February 12, 2013 PA. The Berbice PPL is 100% owned by ON Energy, which is owned 62% by CGX.

The summary terms of the addendum are as follows:

Period	Phase	Exploration Obligation	Dates
First Renewal Period - 3 Years	Phase One - 18 Months	Compile all relevant data, information and budgetary allocations for a geochemical survey and submit to the GGMC for approval (Completed)	Feb 12, 2017 - Aug 12, 2018

- At the end of phase one (1) of the first renewal period, the Company shall elect either to relinquish the entire Contract Area except for any Discovery Area and the area contained in any Petroleum Production License or commit to the work programme in phase two (2).

	Phase Two - 18 Months	(a) Complete a geochemical survey of a minimum 120 sq km (b) Commence a seismic program defined by the geochemical survey	Aug 12, 2018 - Feb 12, 2020

- At the end of the first renewal period of three (3) years, the Company shall elect either to relinquish the entire Contract Area except for any Discovery Area and the area contained in any Petroleum Production Licence or relinquish twenty-five (25%) percent of the Contract Area and renew the Petroleum Prospecting Licence for a second period of three (3) years.

Second Renewal Period - 3 Years	Phase One - 18 Months	Complete seismic program and all associated processing and interpretation	Feb 12, 2020 - Aug 12, 2021

- At the end of phase one (1) of the first renewal period, the Company shall elect either to relinquish the entire Contract Area except for any Discovery Area and the area contained in any Petroleum Production License or commit to the work programme in phase two (2).

	Phase Two - 18 Months	Drill 1 exploration well	Aug 12, 2021 - Feb 12, 2023

- At the end of the second renewal period of three (3) years, the Company shall relinquish the entire Contract Area except for any Discovery Area, the area contained in any Petroleum Production Licence and any other portion of the Contract Area on which the Minister Responsible for Petroleum agrees to permit the Company to conduct further exploration activities.

GUYANA OPERATIONS

Corentyne PA, Guyana

The original Corentyne PA covered approximately 11,683 km2 under two separate PPLs. The Annex PPL (4,047 km2) was held 100%, as was the offshore portion of the Corentyne PPL (6,070 km2), while the onshore portion of the Corentyne PPL (1,566 km2) was held net 62% by CGX through ON Energy.

The original Corentyne PA was awarded to CGX in 1998, following which the Company began an active exploration program consisting of a 1,800 kilometre seismic acquisition and preparations to drill the Eagle well. The Eagle drilling location in 2000 was 15 kilometres within the Guyana-Suriname border. However, a border dispute between Guyana and Suriname led to the Company being forced off the Eagle location before drilling could begin. As a result of that incident, all active offshore exploration in Guyana was suspended by CGX and the other operators in the area, including E23on and Maxus (Repsol, YPF). On September 17, 2007, the International Tribunal on the Law of the Sea (“ITLOS”) awarded a maritime boundary between Guyana and Suriname. In the decision, ITLOS determined that it had the jurisdiction to decide on the merits of the dispute and that the line adopted by ITLOS to delimit the parties’ continental shelf and exclusive economic zone follows an unadjusted equidistance line. The arbitration was compulsory and binding. CGX financed a significant portion of Guyana’s legal expenses at a cost of $9.8 million. The decision was beneficial for CGX, as it concluded that 93% of CGX’s Corentyne PPL and 100% of the Georgetown PPL would be in Guyana territory.

Quarterly Highlights	Page 6 of 14
Three and six month period ended June 30, 2018

Because CGX was prevented from gaining unhindered access to a portion of the original Corentyne PPL area during the seven year resolution, the term of the contract was extended to June 2013.

In 2008, CGX was the first company to commit to acquire 3D seismic in Guyana when the Company acquired a 505 square kilometre 3D seismic program to enhance its interpretation of its newly defined Eagle Deep prospect, a large stratigraphic trap in the Cretaceous. The cost of the seismic program was approximately $8 million. Processing and interpretation of the 3D seismic was completed in 2009.

Based on the interpretation of the 3D seismic volume and concurrent activities on both sides of the Atlantic margin, CGX interpreted numerous prospects on the Corentyne PPL. One significant prospect is a Turonian sand at approximately 5,600 metres. Because the offset Jaguar-1 well on the Georgetown PPL was testing another Cretaceous Turonian prospect, the Corentyne commitment well was targeted to 4,250 metres to test the Tertiary Eocene and Cretaceous Maastrichtian trend.

The Eagle-1 well spudded on February 13, 2012 and was initially budgeted for 60 days of drilling, but experienced weather delays and mechanical issues which extended operations to 107 days. The initial cost estimate for the Eagle-1 well was $55 million; however, due to additional time for drilling and additional logging of potential reservoir sands, the final costs associated with the Eagle-1 well were approximately $89.4 million. In May 2012, the Company completed the analyses of the results of its Eagle-1 well on the Company’s 100% owned and operated Corentyne PPL, offshore Guyana. The well was declared a dry-hole after encountering hydrocarbon shows in three formations, but the potential reservoir sands proved to be water-bearing. The Company recognized the total cost of Eagle-1 well as a dry hole expense in the financial statements for the years ended December 31, 2013 and 2012.

On November 27, 2012, the Company received a new Corentyne PA, offshore Guyana, renewable after four years for up to six additional years. The New Corentyne PA applies to the former offshore portion of the Corentyne PPL, covering 6,212 km2.

As of March 19, 2013 and effective December 31, 2012, an Independent Resources Evaluation was completed by DeGolyer and MacNaughton of Dallas, Texas, USA (the “D&M Report”). In the D&M Report, the total best estimate (P50) of Prospective Resources for six oil and gas prospects within the Corentyne PA are 779 MMbbl of oil, 743 MMbbl of condensate, 6,943 Bcf of sales gas plus 696 billion cubic feet of solution gas. If the estimate of gas resources were converted to oil on a 6:1 btu equivalence, and if the estimate of solution gas resources associated with the oil prospects were converted to sales gas assuming a 5% shrinkage, the arithmetic sum would be 2,664 MMboe. The D&M Report has been filed on CGX’s website at www.cgxenergy.com. The D&M Report was prepared in accordance with the requirements of Section 5.9 of National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities.

On November 27, 2012, the Company received a new Corentyne PA, offshore Guyana, renewable after four years for up to six additional years. The New Corentyne PA applies to the former offshore portion of the Corentyne PPL, covering 6,212 km2.

On December 15, 2017, the Company was issued an addendum to the November 27, 2012 PA. Under the terms of the addendum to the new Corentyne PA beginning November 27, 2017, during phase two of the first renewal period the Company has an obligation to drill one well. At the end of the of the first renewal period on or before November 27, 2019, the Company shall relinquish the entire contract area except for any discovery area and the area contained in any PPL or relinquish twenty-five (25%) percent of the contract area and renew the PPL for a second period of three (3) years. The addendum to the New Corentyne PA resulted in a reduction of acreage to 4,709 km2.

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Three and six month period ended June 30, 2018

Berbice PA, Guyana

In 2003, CGX, through its 62% owned subsidiary ON Energy, applied for and was granted the Berbice PPL consisting of approximately 1,566.2 km2 adjacent to the Corentyne onshore PPL. On the two onshore PPL’s, ON Energy completed aeromag re-interpretation, a geochemical sampling program and a 2D seismic program, to fulfill the minimum work obligations, plus drilled three dry-holes.

On February 12, 2013, the Government of Guyana issued a new Berbice PA and PPL to ON Energy, comprising the former Berbice PA and the onshore portion of the former Corentyne PPL, covering 3,295 km2. Under the terms of the new Berbice PA, during the initial period of four years, ON Energy had an obligation to conduct an airborne survey comprising a minimum of 1,000 km2 and either conduct a 2D seismic survey comprising a minimum of 100 km2 or drill one exploration well.

On December 15, 2017, the Company was issued an addendum to the February 12, 2013 PA. Under the terms of the new Berbice PA, during phase two of the first renewal period beginning on August 12th, 2018, the Company will (a) complete a geochemical survey of a minimum 120 sq km and (b) Commence a seismic program defined by the geochemical survey. At the end of the first renewal period of three (3) years, the Company shall elect either to relinquish the entire contract area except for any discovery area and the area contained in any PPL or relinquish twenty-five (25%) percent of the contract area and renew the PPL for a second period of three (3) years.

Demerara PA, Guyana

On February 12, 2013, the Government of Guyana issued the new Demerara PA and PPL to the Company. The Demerara PA and PPL applies to the former offshore portion of the Annex PPL, covering 3,000 km2, which was a subset of the Company’s original Corentyne PA. Under the terms of the new Demerara PA, during the initial period of four years, CGX has an obligation to conduct a 3D seismic survey of a minimum of 1,000 km2 (completed in 2014) and to drill one exploration well.

In September 2014, the Company entered into a seismic contract with Prospector PTE. Ltd. (“Prospector”) to conduct a 3,116.74 km2 3D seismic survey on the Company’s 100% owned Demerara Block as part of its commitments under the Demerara PA and PPL. The aggregate cost of this seismic survey was approximately $19 million with $7 million paid to Prospector by way of issuance of 15,534,310 common shares (“Common Shares”) valued at $0.49 per share, $2.5 million paid in cash thirty days after receipt of their invoice and the remainder of approximately $9.5 million payable in cash twelve months after the conclusion of the seismic survey, being December 2015. As of the date hereof, this amount remains unpaid. Prospector currently owns approximately 14.1% of the issued and outstanding Common Shares.

On December 15, 2017, the Company was issued an addendum to the February 12, 2013 PA. Under the terms of the addendum to the Demerara PA, during phase two of the first renewal period commencing February 12th, 2018, the Company will be required to complete any additional processing and planning, and secure all regulatory approvals for the drilling of first exploration well. At the end of the first renewal period of three (3) years, the Company shall elect either to relinquish the entire contract area except for any discovery area and the area contained in any PPL or relinquish twenty-five (25%) percent of the contract area and renew the PPL for a second period of three (3) years. The addendum to the New Demerara PA resulted in a reduction of acreage to 4,709 km2.

Contractual Commitments

Further details of the Company’s contractual commitments are included in the unaudited condensed interim consolidated financial statements for the three and six month periods ended June 30, 2018 and 2017.

Quarterly Highlights	Page 8 of 14
Three and six month period ended June 30, 2018

Staging Facility and Wharf, Guyana

The Company signed a 50 year lease commencing January 1, 2010, with an option to renew for an additional 50 years for approximately 55 acres on the Berbice River as this is an ideal location for a staging facility to support off-shore drilling activities. Utilizing a local facility is expected to result in significant savings as compared to running the logistics from Trinidad for future wells.

To date, the Company has fenced in the yard, constructed an office and sanitary services, installed two fuel tanks that can accommodate 20,000 litres, installed 200 metre by 50 metre of vertical drainage and completed an internal access road with crusher run and sand filling. A crusher run has also been placed in the entire yard. A two kilometre long by 5 metre wide access road has been constructed from the main road to the port yard site using Geotextile, reef sand, white sand, crusher run and bauxite capping. The Company’s investment in the staging facility and wharf is owned by its wholly-owned subsidiary, Grand Canal Industrial Estates Inc.

For the six month period ended June 30, 2018, the Company incurred additions of $17,085 (year ended December 31, 2017 – $2,892) with respect to the logistics yard and expenditures on a staging facility. The logistics yard was purchased in 2010 for $385,000 and the remainder of the balance spent on the wharf to date was expended on planning for the staging area for the shore-based facility.

OVERALL PERFORMANCE

The Company has no revenues, so its ability to ensure continuing operations is its ability to obtain necessary financing to complete the acquisition and development of potential oil and gas properties.

The net loss and comprehensive loss for the six month period ended June 30, 2018 was $3,063,367 ($0.03 per share) as compared to $2,810,238 ($0.03 per share) for the six month period ended June 30, 2017. Net loss for the period is consistent with prior periods as expected, except for the following:

Management and consulting expense increased by $626,385 to $1,338,858 from $712,473 for the same period in 2017. The current year period is higher as a result of the Company agreeing to make a payment under one of its senior officers’ contracts. The Company agreed to the termination payment of $700,000 and settled this amount by paying $525,000 and recording a liability of $175,000 to be settled in common shares of the Company in the same manner and on the same basis as other debt is ultimately settled for equity under any restructuring. See Note 16 of the unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2018 and 2017 for further information.

Foreign exchange gain for the period was $363,259 (2017 – loss of $210,624). The gain for the period was mainly due to the weakening of the Canadian dollar on the Company’s C$ Bridge loan as compared to the US$ reporting currency. In the prior year period the Canadian dollar had strengthened against the US$ and therefore resulted in a foreign exchange loss for the period.

LIQUIDITY AND FINANCIAL CONDITION

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2018, the Company had a working capital deficiency of $52,604,220 (December 31, 2017 - $48,529,092), consisting of current assets of $1,118,452 (December 31, 2017 - $463,991) to settle current liabilities of $53,722,672 (December 31, 2017 - $48,993,083). In order to meet its short-term and longer-term working capital and property exploration expenditures, the Company must secure further financing through a joint venture, property sale or issuance of equity to ensure that its obligations are properly discharged. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to the Company. Please refer to “Going Concern Uncertainty and Management’s Plans” for further details.

These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and the Company’s financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

Quarterly Highlights	Page 9 of 14
Three and six month period ended June 30, 2018

For the six month period ended June 30, 2018, the Company had an opening cash balance of $416,676 (Year ended December 31, 2017 - $523,445). The cash balance increased by $615,588 (Year ended December 31, 2017 – decreased by $106,769) mainly from the proceeds from loans from related party of $3,247,975 (Year ended December 31, 2017 – $4,637,760) offset by operating loss for the six month period ended June 30, 2018 of $3,063,367 (Year ended December 31, 2017 – $5,707,590).

Going Concern Uncertainty and Management’s Plans

The three and six month periods ended June 30, 2018 and 2017 have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has a history of operating losses and as at March 31, 2018 had an excess of current liabilities over current assets of $52,604,220 (December 31, 2017 - $48,529,092) and an accumulated deficit of $298,599,079 (December 31, 2017 - $295,535,712). The ability of the Company to continue as a going concern is dependent on securing additional required financing through issuing additional equity, debt instruments, sale of Company assets or obtaining payments associated with a joint venture farm-out. Given the Company’s capital commitment requirements under the Company’s PPLs outlined in Note 9 to the consolidated financial statements, the Company does not have sufficient cash flow to meet its operating requirements for the 12 month period from the balance sheet date. While the Company has been successful in raising financing in the past and believes in the viability of its strategy and that the actions presently being taken provide the best opportunity for the Company to continue as a going concern, there can be no assurances to that effect. As a result there exist material uncertainties which cast significant doubt as to the Company’s ability to continue as a going concern.

PROPOSED TRANSACTIONS

None

RELATED-PARTY TRANSACTIONS

Under IFRS, parties are considered to be related if one party has the ability to “control” (financially or by share capital) the other party or have significant influence (management) on the other party in making financial, commercial and operational decisions.

In October 2014, the Company entered into a secured bridge loan agreement (the “C$ Bridge Loan”) with Frontera Energy Corporation (formerly Pacific Exploration and Production Corp.) (“Frontera”) in the aggregate principal amount of C$7,500,000 ($6,700,000). The C$ Bridge Loan was a non-revolving term facility. As at June 30, 2018, the Company has drawn upon all of the facility. The C$ Bridge Loan accrues interest at an annual rate of 5% per annum and was repayable in full, including all accrued interest, in October 2015.

The balances outstanding on the C$ Bridge Loan from related party as at June 30, 2018 and December 31, 2017 are as follows:

As at,	June 30, 2018	December 31, 2017
Loan from related party	$6,593,253	$6,920,571
Accrued interest on loan from related party	226,700	66,362
Total loan from related party	$6,819,953	$6,986,933

The activity on the C$ Bridge Loan from related party for the six month period ended June 30, 2018 and the year ended December 31, 2017 is as follows:

Quarterly Highlights	Page 10 of 14
Three and six month period ended June 30, 2018

	June 30, 2018	December 31, 2017
Opening balance at beginning of period/year	$6,986,933	$6,217,619
(Gain) Loss on foreign exchange	(335,473)	447,889
Accrued interest on loan from related party	168,493	321,425
Total loan from related party	$6,819,953	$6,986,933

During the year ended December 31, 2017, the Company and Frontera agreed to extend the maturity until April 25, 2018 (Subsequently extended to October 31, 2018). All other terms and conditions applicable to the C$ Bridge Loan remain the same.

In March 2016, the Company entered into a secured bridge loan agreement (the “Bridge Loan I”) with Frontera in the aggregate principal amount of up to $2,000,000. The Bridge Loan I was a non-revolving term facility. The Bridge Loan I accrues interest at an annual rate of 5% per annum and was repayable in full including all accrued interest in March 2017. As at June 30, 2018, the Company has drawn upon all of the facility. During the year ended December 31, 2017, the Company and Frontera agreed to extend the maturity until April 25, 2018 (Subsequently extended to October 31, 2018).

The balances outstanding on the Bridge Loan I from related party as at June 30, 2018 and December 31, 2017 are as follows:

As at,	June 30, 2018	December 31, 2017
Loan from related party	$2,068,547	$2,068,547
Accrued interest on loan from related party	211,323	160,034
Total loan from related party	$2,279,870	$2,228,581

The activity on the Bridge Loan I from related party for the six month period ended June 30, 2018 and the year ended December 31, 2017 is as follows:

	June 30, 2018	December 31, 2017
Opening balance at beginning of year	$2,228,581	$2,125,154
Accrued interest on loan from related party	51,289	103,427
Total loan from related party	$2,279,870	$2,228,581

In October 2016, the Company entered into a secured bridge loan agreement (the “Bridge Loan II”) with Frontera in the aggregate principal amount of up to $2,000,000. The Bridge Loan II is a non-revolving term facility. The Bridge Loan II accrues interest at an annual rate of 5% per annum and was repayable in full including all accrued interest in October 2017. As at June 30, 2018, the Company has drawn upon all of the facility. During the year ended December 31, 2017, the Company and Frontera agreed to extend the maturity until April 25, 2018 (Subsequently extended to October 31, 2018).

The balances outstanding on the Bridge Loan II from related party as at June 30, 2018 and December 31, 2017 are as follows:

As at,	June 30, 2018	December 31, 2017
Loan from related party	$1,972,675	$1,972,675
Accrued interest on loan from related party	145,969	97,057
Total loan from related party	$2,118,644	$2,069,732

The activity on the Bridge Loan II from related party for the six month period ended June 30, 2018 and the year ended December 31, 2017 is as follows:

	June 30, 2018	December 31, 2017
Opening balance at beginning of year	$2,069,732	$1,007,373
Loan from related party	-	971,033
Accrued interest on loan from related party	48,912	91,326
Total loan from related party	$2,118,644	$2,069,732

Quarterly Highlights	Page 11 of 14
Three and six month period ended June 30, 2018

In April 2017, the Company entered into a secured bridge loan agreement (the “Bridge Loan III”) with Frontera in the aggregate principal amount of up to $3,100,000. The Bridge Loan III is a non-revolving term facility. The Bridge Loan III accrues interest at an annual rate of 5% per annum and is repayable in full including all accrued interest on April 25, 2018. As at June 30, 2018, the Company has drawn upon all of the facility, including the extended amounts as agreed to with Frontera under amendments to the Bridge Loan III.

In April 2018, in an effort to meet its working capital requirements to July 2018, the Company and Frontera entered into a secured bridge loan agreement extension for an additional amount available of $8,530,867 under the Bridge Loan III to bring it to a total amount under Bridge Loan III of $14,139,229 and to extend the maturity of the Bridge Loan III to July 31, 2018 (Subsequently extended to October 31, 2018).

The balances outstanding on the Bridge Loan III from related party as at June 30, 2018 and December 31, 2017 are as follows:

As at,	June 30, 2018	December 31, 2017
Loan from related party	$6,914,702	$3,666,727
Accrued interest on loan from related party	222,492	86,352
Total loan from related party	$7,137,194	$3,753,079

The activity on the Bridge Loan III from related party for the six month period ended June 30, 2018 and the year ended December 31, 2017 is as follows:

	June 30, 2018	December 31, 2017
Opening balance at beginning of year	$3,753,079	$-
Loan from related party	3,247,975	3,666,727
Accrued interest on loan from related party	136,140	86,352
Total loan from related party	$7,137,194	$3,753,079

Subsequent to June 30, 2018, the Company drew down an additional $503,000 under extended amounts as agreed to with Frontera under amendments to the Bridge Loan III.

The combined balances outstanding on the Bridge Loan I, Bridge Loan II, Bridge Loan III and C$ Bridge Loan from related party as at June 30, 2018 and December 31, 2017 are as follows:

As at,	June 30, 2018	December 31, 2017
C$ Bridge Loan	$6,819,953	$6,986,933
Bridge Loan I	2,279,870	2,228,581
Bridge Loan II	2,118,644	2,069,732
Bridge Loan III	7,137,194	3,753,079
Total loans from related party	$18,355,661	$15,038,325

In November 2015, the Company entered into a convertible debenture (the “Debenture”) with Frontera in the aggregate principal amount of $1,500,000. The Debenture accrues interest at an annual rate of 5% per annum and was repayable in full including all accrued interest in November 2016. This Debenture was convertible into shares of the Company at the option of Frontera at any time prior to November 15, 2016 at a price of C$0.335, which has now lapsed. During the year ended December 31, 2017, the Company and Frontera agreed to extend the maturity until April 25, 2018 (Subsequently extended to October 31, 2018).

The debentures are classified as a liability, with the exception of the portion relating to the conversion feature, resulting in the carrying value of the debenture being less than face value.

The balances outstanding on the Debenture from related party as at June 30, 2018 and December 31, 2017 are as follows:

Quarterly Highlights	Page 12 of 14
Three and six month period ended June 30, 2018

As at,	June 30, 2018	December 31, 2017
Debenture from related party	$1,653,750	$1,653,750
Accrued interest on Debenture from related party	51,651	10,647
Total loan from related party	$1,705,401	$1,664,397

The activity on the Debenture from related party for the six month period ended June 30, 2018 and the year ended December 31, 2017 is as follows:

	June 30, 2018	December 31, 2017
Opening balance at beginning of year	$1,664,397	$1,585,140
Accrued interest on loan from related party	41,004	79,257
Total loan from related party	$1,705,401	$1,664,397

The C$ Bridge Loan, Bridge Loan I, Bridge Loan II, Bridge Loan III and Debenture (the “Frontera Loans”) are secured by a pledge of the shares in the Company’s wholly owned subsidiaries – CGX Resources, GCIE Holdings Limited (“GCIE”) and CGX Energy Management Corp. (“CGMC”). In addition, during the year ended December 31, 2017, GCIE and CGMC signed a guarantee with Frontera for the Frontera Loans.

Subsequent to June 30, 2018, the Company and Frontera agreed to extend the maturity of the Frontera Loans until October 31, 2018.

The following sets out the details of the Company’s related party transactions:

•

The Company has a cost sharing agreement among Frontera and Gran Colombia Gold Corp. effective May 1, 2013 (the “Cost Sharing Agreement”). The Cost Sharing Agreement sets out the terms and allocation of certain shared general and administrative costs, such as rent, utilities and other office administrative expenses. In addition, during the year ended December 31, 2017, the Company entered into a technical service agreement with Frontera whereby Frontera will provide geological and geophysical consulting to the Company. In accordance with the terms of these agreements, the Company recognized an expense of $Nil (2017 - $Nil) for the six month period ended June 30, 2018 and capitalized $287,000 (2017 - $Nil) to exploration and evaluation expenditures, of which $503,000 (December 31, 2017 - $240,000) was included in trade and other payables as at June 30, 2018. As at June 30, 2018, Frontera owns approximately 45.6% of the common shares of the Company and up to November 30, 2016 had several common directors.

•

During the year ended December 31, 2017, the Company entered into an exclusivity agreement with Frontera, whereby the Company will negotiate in good faith exclusively with Frontera in respect of completing either a restructuring transaction and/or financing transaction until December 31, 2018 (“Exclusivity Period”). If during the Exclusivity Period or during the six months following the end of the Exclusivity Period the Company enters into an alternative transaction, Frontera will be given 5 days to match any alternative transaction. In the event that Frontera does not match the alternative transaction, the Company will pay to Frontera a $5,000,000 work fee, in consideration for the substantial time, effort and expenses that Frontera has undertaken and will undertake in connection with the pursuit of a proposed transaction. As no transaction has occurred as at June 30, 2018, no amount has been recorded in these financial statements related to this contingent payment.

At June 30, 2018, included in trade and other payables is $21,000 (December 31, 2017 - $88,000) due as a result of deferred payment of directors’ fees. These amounts are unsecured, non-interest bearing and due on demand.

RISKS AND UNCERTAINTIES

An investment in the securities of the Company is highly speculative and involves numerous and significant risks. Such investment should be undertaken only by investors whose financial resources are sufficient to enable them to assume these risks and who have no need for immediate liquidity in their investment. Prospective investors should carefully consider the risk factors that have affected, and which in the future are reasonably expected to affect, the Company and its financial position. Please refer to the section entitled "Risk and Uncertainties" in the Company’s Annual MD&A for the fiscal year ended December 31, 2017, available on SEDAR at www.sedar.com.

Quarterly Highlights	Page 13 of 14
Three and six month period ended June 30, 2018

August 23, 2018

“signed” Suresh Narine	“signed” Tralisa Mara

Suresh Narine, Executive Chairman	Tralisa Maraj, Chief Financial Officer
and Executive Director (Guyana)

Quarterly Highlights	Page 14 of 14
Three and six month period ended June 30, 2018